Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Potion Adaptogenic Brews, Inc.
3112 Windsor Rd, Suite 387
Austin, TX 78703
https://www.potionbrews.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Potion Adaptogenic Brews, Inc.
Address: 3112 Windsor Rd, Suite 387, Austin, TX 78703
State of Incorporation: DE
Date Incorporated: March 07, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+

Bronze

Invest $500 and receive 5% bonus shares

$1,000+

Silver

Invest $1,000 and receive 10% bonus shares

$2,500+

Gold

Invest $2,500 and receive 15% bonus shares.

$5,000+

Diamond

Invest $5,000 and receive 20% bonus shares.

$10,000+

Platinum

Invest $10,000 and receive 20% bonus shares + become a member of our Investor Club, which includes a bi-annual investors club update call with the CEO.

$25,000+

Double Platinum

Invest $25,000 and receive 25% bonus shares, membership of Potion Adaptogenic Investor Club, and an invitation to our exclusive Investors Only Annual Event, where you'll have the opportunity to meet with the team and get exclusive early access to new flavors.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Potion Adaptogenic Brews will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Potion Adaptogenic Brews Inc. ("Potion Adaptogenic Brews" or the "Company") makes ready-to-drink organic fruit and tea beverages enhanced with adaptogens and better for you sweeteners. Our product design and standard retail price allow us to sell our products to conventional and natural grocery chains. We also have seen strong interest in foodservice outlets that want to offer customers a unique, tasty, ready-to-drink beverage. Our target customer base is the ever-growing number of people interested in better-for-you food and beverages, people interested in the new wave of adaptogen, and young consumers open to new things. We have a simple company structure with Potion Adaptogenic Brews being the sole focus.

Potion Adaptogenic Brews Inc. was initially organized as Hensley Williams Beverage, LLC, a Texas limited liability company on October 24, 2020, around the start of R&D, and converted to a Delaware corporation on March 7, 2022.

Competitors and Industry

Industry Landscape

Over the last decade in the better-for-you beverage market, kombucha and cold-pressed juices have been the leading items, with a focus for the consumer on vitamins and probiotics. Now, in addition to these themes, customers are looking for items that help boost their immunity and help them fight the everyday stress that we all experience.

A new wave of products with adaptogens have entered the market to do just that, and are taking a place of equal footing on the beverage shelf with kombucha and cold-pressed juice. As with any trend, many people who are not completely educated on the industry and trend are entering the market. A huge advantage to Potion Adaptogenic Brews is our team has successfully been selling superfoods in the better for you market for more than a decade, compared to many of our competitors who are just chasing the trend. We have a clear proven roadmap from product design to scaled US sales and marketing, where they will be lucky if they figure it out.

The ready-to-drink beverage industry has limitless outlets where products can be sold. Whether it is grocery stores, cafes, hotels, or local businesses, almost any business location can offer beverages to its customers. A shelf-stable beverage such as ours that does not require refrigeration makes it easier for a business location to stock and sell our products.

After COVID brought large amounts of publicity on adaptogens to the US market due to their immunity-boosting benefits, the US customer is intrigued about these historically rich superfoods. The fact that these ingredients have been used in the eastern world for centuries is a validation that most new trends do not have. Consumers are intrigued by adaptogens and are looking for creative companies with tasty products to make it convenient for them to enjoy the benefits of adaptogens. With our creative marketing and eye-catching products, Potion Adaptogenic Brews is positioned to be the beverage brand that leads adaptogens as the customer becomes more familiar with this burgeoning superfood category.

Competitors

Rebbl

A well-established brand that sells beverages with Adaptogens is Rebbl. They are mostly known for their Elixers which are perishable beverages that often feature coconut milk as a base. Rebbl was founded in Emeryville, California and has been in business and in stores since 2011.

Barcode

Another brand that is new on the scene is Barcode. They are a sports drink with adaptogens that sells conventional (not organic) beverages. Their drinks consist of coconut water, vitamins and adaptogens similar to Rebbl, and are also based out of California.

Current Stage and Roadmap

We are in the middle of a multi-region national rollout. We have launched our product in retailers that sell natural, premium, and conventional products on the West Coast, Texas, and East Coast, and also established foodservice relationships with large nationally renowned businesses'. By establishing our presence in these diverse markets, we are positioning ourselves as a national brand with national appeal.

We now plan to grow our market share in these regions and continue to become an indispensable beverage on the shelf throughout the country.

The Team

Officers and Directors

Name: Nicholas A. Williams

Nicholas A. Williams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Responsible for everything that happens or fails to happen. Currently receives no salary. Mr. Williams holds 2,281,279 shares of Common Stock.

Name: Carlton R. Williams Jr

Carlton R. Williams Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Oversite of all operating aspects of the company including: Inventory control and management, Freight control, Accounting and Financial review. Currently receives no salary. Mr. Williams holds 170,000 shares of Common Stock.

Name: Rebecca A. Hensley

Rebecca A. Hensley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Strategic Planning, Fund Raising, Public Relation. Currently receives no salary. Ms. Hensley holds 2,369,730 shares of Common Stock.

- **Position:** Freelance Travel and Lifestyle Writer
  Dates of Service: January 01, 1995 - Present
  Responsibilities: Contributing Editor for Insiders Guide to Spas (on the world spa beat) and New Orleans Bride magazines. Also a regular contributor to Virtuoso Life, Conde Nast Traveller UK, Conde Nast Traveler, Architectural Digest, Modern Luxury, and many more publications.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company "POTION ADAPTOGENIC BREWS" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Potion Adaptogenic Brews was formed on October 24, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Potion Apoptogenic Brews has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that POTION is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

General Risk
The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Funds Risk
You should be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company's plan is to be acquired by an exiting player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing your money on this investment. We intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible tat market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders, at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment tat are out of our control, including but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand, comparable recent sales in our industry and other industries.

Market Risk
The food and beverage industries are well-developed and highly competitive. The are many large and well established companies. Our growth is based on an assumption that the market will demand the Company's products. It is possible the our product will fail to gain market acceptance for any number of reasons. If this happens and the Company fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Key Personnel
The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future could harm our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicholas A. Williams	2,281,279	Common Stock	45.63%
Rebecca A. Hensley	2,369,730	Common Stock	47.39%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 7,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 5,000,000
Use of proceeds: Initial founders' shares
Date: March 07, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company was self-funded prior to product launch in the last week of December 2021 (see note 3 "Related Party Transactions" and note 7 "Subsequent Events" of Company financial statements contained herein). Year-to-date revenue as of May 5, 2022, is $40,849.60. As of January 1, 2022, the Company is positive revenue-generating. Revenue is based on reoccurring orders from existing clients (i.e. grocery store chains such as the one's we are currently in and selling Potion on their shelves). This revenue is "reoccuring" in that chains reorder products as it sells to the public. The revenue generated as of May 5, 2022, represents Q1 and a few weeks of Q2 ordering.

Standard industry expectations for our product would be for this volume to reoccur on a routine basis. This revenue from reoccurring sources without any further growth should occur during the remainder of 2022. The Company could operate as is with only the above revenue sources as all major expenses at this stage of growth are directly related to the cost of goods sold and follow in scope the level of current revenue. There is no material operating expenses that are not tied directly to the revenue growth of the Company.

Our projections are based on the assumption that with increased promotion, marketing, and advertising we will be able to gain additional traction in the marketplace at a faster pace than we have currently achieved. This traction, or market demand, for our products, will create the demand for increased distribution of our products and thus trigger an increased level of purchase of raw materials. The funds secured from this raise will be deployed: (1) as marketing, promotion, and advertising fuel to drive revenue growth and (2) as the source to obtain the raw materials needed to produce the products demanded by the success achieved under (1) above. The production, distribution, and sale of our products require NO funds to be spent on PP & E. Additionally; there are not currently; nor will there be any material purchases of PP & E. Additionally, there are NO lease commitments of any kind other than month-to-month for storage of raw material and finished goods inventory. There currently are, nor do we expect there to be any, capital requirements for any item of expense or capital that is not directly related to revenue generation.

Foreseeable major expenses based on projections:

Major expenses are all related to high growth revenue push; including, but not limited to, inventory raw material and finished goods, digital and traditional marketing, and slotting fees required at grocery stores. All major expenses are variable and are driven by revenue demand. Some are required in advance, such as; some marketing and promotion to attract attention, and some are contemporaneous with sales at the store level; such as slotting, in-store marketing, and in-store discounts. Very little at this point to promote brand acceptance. The vast majority of operational and capital resource challenges are directly related to product acceptance and product production and delivery. The material amount of which is variable with revenue.

Future operational challenges:

Capital resources will be focused on driving revenue through all channels available. The operational challenges are centered around securing raw materials for product production (these are essentially the same challenges faced by most CPG companies). To date, we have not had any operational challenges in starting the company and meeting the product acceptance (product demand) levels. We expect with increasing demand for our products our ability to acquire an increasing level of raw materials for product production becomes easier and more cost-effective. This is directly related to volume buying of raw materials of which to date we have not had any volume buying power.

Future challenges related to capital resources:

The future value of the company will depend on driving revenue in excess of $10+million annually. Capital resources are the fuel that drives revenue. This growth depends on capital. It is possible that we will not be able to attract the level of capital that is required to achieve the revenue level required to maximize shareholder value. If we fail to achieve significant sales as a result of a lack of capital resources; then, this could materially and adversely impact the value of your investment.

Future milestones and events:

Future milestones and events that will significantly impact the company are product acceptance throughout every distribution channel available thus driving revenue. This includes acceptance of our products for sale at major grocery store chains and other high volume points of sale (Spa's, clubs, hotels, etc). In this industry, in the grocery channel, there are regular review schedules (published to the market) for product review and placement on store shelves. These occur semi-annually, annually, and in some cases all throughout the calendar year. Other points of sale reviews can occur at the whim of the point of sale (such as hotels, restaurants, Spa's are open to review at anytime a product gains attention)

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2022, the Company had approximately $12,284.00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this raise are critical to the company's viability. The funds from this raise will be used primarily used for raw and finished goods inventory, digital and traditional marketing, and slotting at grocery stores. These resources will drive revenue and shareholder value.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If we raise the maximum of $1.07M, this will comprise 99% of the company's total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum of $10K, the company will be able to operate for approximately one month.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, the Company will be able to operate for at least 12 months, or until cash flow is positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

At this time the company has no plans to access further capital either debt or equity. If needed, to further drive shareholder value, the company will offer another equity round if needed.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Carlton R Williams
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Carl Williams provided the pre-revenue funding for the company. On March 22 Carl converted the total amount funded to the company ($74,325 as of December 31, 2021 and a new total of $91,191.10 as of the date of conversion) into common stock. This transaction was a "non-cash" event to the company. See note 3 "Related Party Transactions" and Note 7 "Subsequent Events" to the company financial statements contained herein.
  Material Terms: Non-cash event to the company.

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

Valuations' on CPG companies, all in various stages of development and growth, are difficult. Various methods and techniques are used for companies at different stages of growth. We reviewed all the various methods and determined that Potion truly fits between 2 methods.

Potion Adaptogenic Brew is not pre-revenue; nor are we fully running at the VC level. Our product launch (Bristol Farms in Southern California) on December 27, 2021, got us off and running, and with the additional product launches nationally at Giant and Moms' Organic Market, and Central Market stores throughout Texas, year to date revenue as of April 30 is approximately $41,000. Though we expect significant new product placements during the next 12 months, without any further new business, we expect revenue from these existing accounts for FY 2022 to be about $170,000. Again, this assumes no new business is added for the rest of 2022 (however we expect significant additions to revenue in both the Grocery and Food Service channels).

Currently, we are under review at many Food Service channel categories (hotels, bars, restaurants, university systems, spas, hospitals), which can in a single point of sale do sales volumes equal to a 20-30 store grocery chain. In addition, we are under review for fall placement in over 1,000 grocery locations. Taking all that and more into account, we studied the "Berkus Method" for early-stage revenue companies and the VC method for purposes of determining company valuation. Numerous factors come together to determine our valuation: first, our margins exceed 50% on all products (without scale buying power); next, we have self-funded to date. The company has no debt, trade or otherwise. There are no brick-and-mortar lease commitments, other than month-to-month commitments for the storage of finished goods and raw materials. We have material inventory assets as indicated on the financial statements contained herein. We have 3 new drinks in the pipeline for launch in 2023. This can have multiple effects on revenue once the new products are placed with the existing line on the shelf.

The Ready-to-Drink market is enormous. We think Better-for-You is leading the way, demanding products exactly like Potion: 100% organic, use of adaptogens, no sugar added, clean, delicious, eco-friendly packaging material. We feel that we can see it in the traction to date. Using the VC method on a weighted average projection of mid-2022 to mid-2023 revenue (considering our mid-year raise) and considering our current traction, the positive grocery and foodservice channel prospects we estimate revenue in the $1.8 million range. From there, we applied an industry reasonable multiple of 4.5%, which results in a valuation of materially in excess of $5 million. Using the Berkus Method: given all the above information regarding the company, our traction, and all the variables along with all our previous experience in the exact industry, we feel a $5 million valuation is reasonable.*

* https://www.finrofca.com/news/7-useful-startup-valuation-methods

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  The initial proceeds will be used for StartEngine service/platform fees.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  15.0%
  Potion currently has 3 employees. Rebecca A, Hensley (President) annual compensation is $1. We anticipate hiring 1 to 2 marketing positions in the next 12 months in addition to the CEO and COO.

- *Marketing*
  27.0%
  This category of funds will be used for different forms of slotting at point of sale in every channel. Retail, Grocery, Food Service, Entertainment, etc. In addition to all forms of social marketing and target marketing

- *Inventory*
  25.0%
  These funds will be used to secure supply all raw materials including but not limited to: Bottles, Caps, Labels, Shipping Trays, and all organic raw ingredient items.

- *Operations*
  29.5%
  These funds will be used for the production and distribution of finished goods to the various sales channels. Retail, Grocery, Food Service, Entertainment.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.potionbrews.com/ (Under a separate tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/potion-adaptogenic-brews

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Potion Adaptogenic Brews, Inc.

[See attached]

Potion Adaptogenic Brews, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Potion Adaptogenic Brews, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 2, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,742	86
Accounts Receivable	5,069	-
Inventory	48,740	-
Total Current Assets	61,551	86
TOTAL ASSETS	61,551	86
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable - Related Party	74,325	-
Accounts Payable	1,013	-
Total Current Liabilities	75,338	-
TOTAL LIABILITIES	75,338	-
EQUITY		
Member's Contribution	500	500
Accumulated Deficit	(14,287)	(414)
Total Equity	(13,787)	86
TOTAL LIABILITIES AND EQUITY	61,551	86

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	5,105	-
Cost of Revenue	2,239	-
Gross Profit	2,866	-
Operating Expenses		
Advertising and Marketing	1,410	363
General and Administrative	11,304	51
Rent and Lease	4,024	-
Total Operating Expenses	16,738	414
Operating Income (loss)	(13,872)	(414)
Provision for Income Tax	-	-
Net Income (loss)	(13,872)	(414)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(13,872)	(414)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,013	-
Accounts Payable - Related Party	74,325	-
Inventory	(48,740)	-
Accounts Receivable	(5,069)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	21,529	-
Net Cash provided by (used in) Operating Activities	7,657	(414)
FINANCING ACTIVITIES		
Member's Contribution	-	500
Net Cash provided by (used in) Financing Activities	-	500
Cash at the beginning of period	86	-
Net Cash increase (decrease) for period	7,657	86
Cash at end of period	7,742	86

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 12/31/19	-	-	-
Member Contributions	500	-	500
Net Loss	-	(414)	(414)
Ending Balance 12/31/2020	500	(414)	86
Net Loss	-	(13,872)	(13,872)
Ending Balance 12/31/2021	500	(14,287)	(13,787)

Potion Adaptogenic Brews, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Potion Adaptogenic Brews, Inc. "The Company" was formed on March 7th, 2022 and became the sole owner of Hensley Williams Beverage LLC, (HWB) effective March 7th, 2022 when the members of HWB entered into a contribution agreement to assign to the Company to all members rights, titles, and interest of HWB as a capital contribution. The Company manufactures and distributes organic beverages highlighting adaptogens which are certain herbs or mushrooms thought to have health benefits such as stress relief. The Company plans to distribute these products primarily through large grocery store chains.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities. The financials herein represent the financials of the Company's wholly-owned subsidiary, Hensley Williams Beverage LLC, during the years 2020 and 2021. Hensley Williams Beverage LLC was formed on June 1st, 2020.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Hensley Williams Beverage LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory currently consists primarily of the various beverage options the Company produces as well as the raw materials required to produce these beverages.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company currently does not have any equity-based compensation

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company had outstanding accounts payable in the amount of $74,325 as an advance from members to provide operating cash. The balance is non-interest bearing and due on demand. See Note 7 for subsequent event related to these payables.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

The Company currently does not have any debt.

NOTE 6 – EQUITY

See Note 7 for information related to equity of both the Company and its wholly-owned subsidiary, Hensley Williams Beverage LLC.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 2, 2022, the date these financial statements were available to be issued.

In early March 2022 Hensley Williams Beverage, LLC (HWB) added three new members to the LLC. Effective March 7, 2022 the members of the HWB entered into a contribution agreement to Assign to the Company, all members rights, titles, and interest of HWB as a capital contribution under Section 351 of the Internal Revenue Code of 1986, as amended. Upon the closing HWB became a one hundred percent (100%) owned subsidiary of the Company, and each member ceased to be a member of HWB.

As of March 7th, 2022, the Company had authorized 6,000,000 common stock shares at a par value of $0.01 per share. 5,000,000 shares were issued and outstanding as of the date of these financials.

On March 7th, 2022, the related party accounts payable was converted into equity and thus, never settled in cash.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized a losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Potion Adaptogenic Brews


POTION
ADAPTOGENIC
BREWS
USDA
ORGANIC
PLASTIC FREE

Website | Austin, TX | FOOD & BEVERAGE

Our adaptogenic superfood beverages, full of mushrooms and other 100% organic ingredients, come in a unique blend of delicious fruit and botanical flavors, served in an eco-friendly glass bottle. Created to quench the thirst of the fast-growing megatrend of health-conscious consumers, our beverages answer the call for wellness seekers. Clean and healthy, they deliver adaptogens, vitamins and minerals–and taste great, too. On sale now in 4 top end grocery store chains throughout the country.

$0.00 raised

0 Investors	$5M Valuation
$1.00 Price per Share	$200.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- We believe investors can participate in and ride the "better for you" "MEGATREND" wave with a unique product, capitalizing on classically enjoyed flavors in a market segment poised for massive growth. As of May 1, 2022 Potion Adaptogenic Brews' complete product line is on the shelf and selling in 116 top end grocery store locations nationwide.
- The US organic food and beverage market is projected to grow from $52.3 Billion in 2020 to $95.1 Billion in 2027 (source).
- Our team, capitalizing on years of CPG experience, is executing a strategy to roll out a detailed, thoughtful, aggressive marketing plan to sell into thousands of points of sale through every channel available, including, but not limited to: Grocery, Food Service (Bars, Restaurants, Hotels, Hospitals, Rehab centers, Airport retail and lounges, University systems, etc.), Events (Concerts, Fairs, Festivals, etc.), Misc. (C-stores, Truck stops, etc.).

OVERVIEW

Meet Potion Adaptogenic Brews: Your new adaptogenic ready-to-drink beverage

Adaptogens help your body handle stress - and as Dr. Brenda Powell at Cleveland Clinic's Wellness Institute says, "They're meant to bring us back to the middle." (source)



REISHI MUSHROOM
Legendarily known as the mushroom of immortality
CHAGA MUSHROOM
Known as a gift of nature & the diamond of the forest
ELDERBERRY
Has been used for centurites to tame inflammation, lessen stress & boost the immune system
ASTRAGALUS ROOT
A foundational herb used for centuries

We strive to provide you with the opportunity to enjoy the benefits of organic adaptogens. We achieve this by blending superfoods and extracts into our delicious Potion Adaptogenic Brews - all in a ready-to-drink form.

With the new, rapidly emerging generation of health-conscious consumers demanding "better-for-you" options in every aspect of our lives, Potion Adaptogenic Brews answers the call with our adaptogen-based, organic, delicious, ready-to-drink beverages, based on classically enjoyed flavors. Find them currently at 116 retail grocery locations at a price point competitive with the ready-to-drink market. Look for three additional flavors coming soon.



ORGANIC
READY-TO-DRINK
BEVERAGES
Iconic flavors highlighting adaptogens
Low glycemic
POTION ADAPTOGENIC BREWS
Mystic Hibiscus
Evolved Sweet Tea Lemonade
Cosmic Blueberry

THE PROBLEM

COVID has brought new awareness to wellness

The "better-for-you" megatrend has been slowly building for years in the western world, but the recent situation with COVID has further highlighted the demand and desire for immune supporting innovation in all aspects of life.

What we put in and on our bodies matters.

Widely studied, adaptogens have been hugely popular for centuries as an industry in the eastern world, and they have a long history as a superfood (source). As the United States' consumer market manifests this trend, the consumer will increasingly demand organic, clean, eco-friendly made products that are "better-for-you" and taste great. Potion Adaptogenic Brews boldly answers this demand.

THE SOLUTION

POTION ADAPTOGENIC BREWS:

- USDA Certified ORGANIC.
- Well known superfoods and adaptogens.
- Classically loved flavors (THREE ADDITIONAL NEW BEVERAGES ON THE WAY....FOR A TOTAL OF SIX OPTIONS).
- Low glycemic plant-based sweeteners appeal to everyone including people watching cane sugar, managing blood sugar, interested in Keto, and watching calories.
- ZERO PLASTIC.

The use of adaptogens–especially mushrooms–is being seen in many segments of the market and is trending. In their article "How Will America Eat in 2022" the New York Times calls mushroom the "Ingredient of the Year" and hibiscus, one of our flavors, the "Flavor of the Year" (source). The consumer is DEMANDING "better-for-you" products in all aspects of life. This is a megatrend creating long term dynamic growth in the United States (source).


Evolved
Sweet Tea Lemonade
A classic blend of black tea with sweet lemonade, plus reishi mushroom, chaga mushroom & astragalus root
POTION
ADAPTOGENIC
BREWS


Cosmic Blueberry
Whole organic blueberries pureed & blended with a splash of citrus & adaptogenic superfoods
POTION
ADAPTOGENIC
BREWS
Cosmic Blueberry


Mystic Hibiscus
A delicious blend of sweet hibiscus, juicy cranberry, elderberry, & adaptogenic reishi mushroom & astragalus root
POTION
ADAPTOGENIC
BREWS
Mystic Hibiscus

They are also...


POTION
ADAPTOGENIC
BREWS

- Iconic refreshing flavors
- High amount of adaptogens
- Quality organic ingredients
- Plastic-free
- Unique branding & design

We have a business model similar to other major kombucha brands, but our functional beverage is unique for its use of adaptogens.

We stand out from the crowd. No wonder we have landed so many major sales and distribution partnerships already.

SALES PARTNERS

Central Market, Bristol Farms, GIANT, MOM's Organic Market

DISTRIBUTION PARTNERS

KeHE, UNFI

THE MARKET

“Better for you” products are growing exponentially

The US organic food and beverage market is projected to grow from $52.3 Billion in 2020 to $95.1 Billion in 2027 (source).

Adaptogens are on-trend and considered by many to be *the* food segment of 2022, but these ingredients have a rich history throughout the world which says to us that this is not a short-term trend - but the beginning of long-term growth in the US (source).



We believe Potion Adaptogenic Brews will become the go-to brand for consumers looking for “better-for-you” and adaptogenic options (source).


USDA
ORGANIC
PLASTIC FREE
POTION
ADAPTOGENIC BREWS
POTION
ADAPTOGENIC BREWS
Cosmic Blueberry
POTION
ADAPTOGENIC BREWS
Mystic Hibiscus

RETAILERS LOVE US

- More margin per scan
- 3 delicious flavors
- Unique products for a diverse beverage set

CUSTOMERS LOVE US

- Organic
- No added sugar
- Clear adaptogenic branding

OUR TRACTION

Beginning with product launch the last week of December 2021 we have achieved the following:

- National account set-up with distribution partners UNFI & KeHE.
- National sales launch in California (Bristol Farms 14 stores), Texas (Central Market 10 stores), Northeast (Giant 70 stores in PA. MD. WV. VA), Northeast (Mom's Organic Market 22 stores in PA. NY. NJ. MD. VA. & Washington DC).
- Presentations made and product under review for fall 2022 placement at over 1,000 top-line grocery outlets.
- Presentations made and product under review for fall 2022 placement at numerous points of sale in the Food Service channel (University systems, Healthcare, etc.) throughout California.
- Three (3) new iconic flavors under development for 2023 placement.




Bristol Farms

WHY INVEST

THE OPPORTUNITY:

- Great tasting "better-for-you" 100% organic certified product.
- Environmentally friendly product in all aspects of production and packaging.
- Exciting investment vehicle for high growth trends in organic food, beverage and adaptogens.
- National distribution in place.
- Great momentum in product acceptance.
- Three (3) additional new beverages on the way for 2023 release.
- In place infrastructure and marketing plan built to drive revenue to maximize shareholder value.
- Appealing opportunity for socially conscious investors and/or foodies.
- Experienced, professional, lean staff that lives the "better-for-you" lifestyle.


POTION
ADAPTOGENIC
BREWS

December 2021

Bristol Farms

Our Company Launches!

Initial product launch into Bristol Farms---also opening the UNFI national distribution network.

March 2022

GIANT

Product launch at Giant

Opening at major NE retailer

April 2020

CENTRAL MARKET

Central Market Launch

Product launch at Central Market---also opening the KeHE distribution network

May 2022

MOM's Organic Market

Product launch at Mom's Organic Market

Launched at Mom's Organic Market.

June 2022

Launched on StartEngine

Now YOU can own a part of our company!

Meet Our Team



Nick Williams

CEO/Co-Founder/Director

In his 10+ years in consumer packaged goods, Nick traveled to more than 35 states visiting thousands of grocery stores to manage and activate sales relationships. This experience was instrimental in Potions' success in launching at premier retailers across the United States and further helped establish partnerships with UNFI & KeHE. Nick is growth oriented and spends his time primiarily managing relationships throughout all points of sale in every distribution channel. Nick lives the superfood lifestyle and is truly passionate about bringing as many people as possible better for you food and beverages that taste great.



Becca Hensley

Director of Creative Marketing & Public Relations/Co-Founder/Director

A thirty year media veteran, digital expert, food and beverage writer, publicist and consumer affairs reporter, Becca has published thousands of articles in the world's top magazines, websites and newspapers.



Carl Williams

COO/Co-Founder/Director

Carl has 40+ years of executive level management experience, including the last 10 in the consumer packaged goods industry. Carl has been a founder and operator of six different companies including Potion, and at one point managed 30 direct reports covering more than 300 employees. In additon, Carl server 10 years as a director of a small cap public company. Carl has a BBA in Accouting from Texas Tech University and a MBA from the University of Texas-Austin.

Offering Summary

Company	Potion Adaptogenic Brews, Inc.
Corporate Address	3112 Windsor Rd, Suite 387, Austin, TX 78703
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$5,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+

Bronze

Invest $500 and receive 5% bonus shares

$1,000+

Silver

Invest $1,000 and receive 10% bonus shares

$2,500+

Gold

Invest $2,500 and receive 15% bonus shares.

$5,000+

Diamond

Invest $5,000 and receive 20% bonus shares.

$10,000+

Platinum

Invest $10,000 and receive 20% bonus shares + become a member of our Investor Club, which includes a bi-annual investors club update call with the CEO.

$25,000+

Double Platinum

Invest $25,000 and receive 25% bonus shares, membership of Potion Adaptogenic Investor Club, and an invitation to our exclusive Investors Only Annual Event, where you'll have the opportunity to meet with the team and get exclusive early access to new flavors.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Potion Adaptogenic Brews will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Potion Adaptogenic Brews to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.